Exhibit 2.2

AMENDMENT NO. 2
OF THE
AGREEMENT AND PLAN OF AMALGAMATION

THIS AMENDMENT NO. 2 OF THE AGREEMENT AND PLAN OF AMALGAMATION (this “Amendment”), amends the Agreement and Plan of Amalgamation by and among ALVARION LTD., an Israeli company (“Alvarion”), ALVARION MOBILE INC., a Delaware corporation and wholly owned subsidiary of Alvarion (“Merger Sub”) and INTERWAVE COMMUNICATIONS INTERNATIONAL LTD., a Bermuda company (“Interwave”), dated July 27, 2004 (the “Amalgamation Agreement”), and is entered into as of October 16, 2004. Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Amalgamation Agreement.

W I T N E S S E T H:

WHEREAS, Alvarion, Merger Sub and Interwave entered into that certain Amalgamation Agreement relating to the amalgamation of Interwave with and into Merger Sub, as amended by Amendment No. 1 of the Amalgamation Agreement (the “First Amendment”);

WHEREAS, the parties hereto desire to amend the Amalgamation Agreement, as set forth herein; and

WHEREAS, except for this Amendment and the First Amendment, the parties to this Amendment hereby agree that the Amalgamation Agreement shall continue in full force and effect as originally executed and delivered.

NOW, THEREFORE, BE IT RESOLVED, in consideration of the agreements set forth herein, and the parties’ desire to resolve the disagreements between them, the parties hereto hereby agree as follows:

1.             Recital A of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“Upon the terms and subject to the conditions of this Agreement, Interwave and Merger Sub will amalgamate and merge with each other in accordance with Section 104B of the Bermuda Companies Act 1981 (the “Bermuda Act”) and Section 252 of the Delaware General Corporation Law (the “Delaware Code”) (the “Amalgamation”, and such amalgamated and merged entity, the “Amalgamated Company”), such that the Amalgamated Company will be a Delaware corporation and following which, pursuant to the Delaware Code, the separate corporate existence of Interwave will cease and the Amalgamated Company will become a wholly owned subsidiary of Alvarion, and each Interwave Share will be exchanged for cash in the amount of US$4.18, all in accordance with this Agreement, the Bermuda Act and the Delaware Code; and”

2.             Section 1.3(b) of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“Exchange of Interwave Shares.  Each Common Share, par value US$0.01 per share, in the capital of Interwave (the “Interwave Shares”) issued and outstanding immediately prior to the Effective Time, other than any Interwave Shares owned by any direct or indirect wholly-owned subsidiary of Interwave, shall automatically be converted into and represent solely the right to receive an amount equal to US$ 4.18 (the “Per Share Consideration”), subject to the provisions of Section 1.3(e), payable to each person who was a registered holder of such Interwave Share immediately prior to the Effective Time upon surrender of the certificate representing such Interwave Share in the manner provided in Section 1.4 (or in the case of a lost, stolen, destroyed or unissued certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.6).”

3.             Section 2.28 will be added to the Amalgamation Agreement to read as follows:

“Quarterly Results. To Interwave’s knowledge, its revenues, order intake and cash collection for the fiscal quarter ended September 30, 2004 are as set forth in Section 2.28 of the Disclosure Schedule.  The foregoing are based on Interwave management estimates and have not been reviewed by Interwave’s independent auditors.”

4.             Section 5.16 of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“Bridge Loan.  According to the terms of the Amalgamation Agreement, Alvarion will loan Interwave $3 million on July 28, 2004 (the “Initial Loan”).  According to the terms of the Amendment, Alvarion will loan Interwave $5 million (the “Subsequent Loan” and, together with the Initial Loan, the “Loan Facility”).  Of the Subsequent Loan, $3 million shall be delivered to an account designated by Interwave by wire transfer initiated by Alvarion for immediate transfer to such designated account within 3 calendar days following the date of this Amendment, and the remaining $2 million shall be delivered to Interwave on October 30, 2004 (the “Second Portion of the Subsequent Loan”).  $1 million of the Second Portion of the Subsequent Loan (the “PFG Payment Amount”) shall be paid by Interwave promptly to Partners For Growth (“PFG”) in accordance with the terms of the loan made available to Interwave by PFG on September 10, 2004.  Interwave will use the proceeds of the Loan Facility (other than the PFG Payment Amount) to fund working capital requirements and operating activities.  The Loan Facility will bear interest at 6% per annum and will be secured by a third priority security interest subordinate to Interwave’s currently outstanding debt to financial institutions.  Upon completion of the Amalgamation, all principal and accrued interest outstanding under the Loan Facility will be cancelled.  In the event that the Amalgamation is not completed, or in the event that this Agreement is terminated prior to completion of the Amalgamation, all principal and accrued interest outstanding under the Loan Facility will be due and payable on the earlier of (i) the lapse of six months following the grant of the Subsequent Loan by Alvarion to Interwave under the Loan Facility or (ii) 30 days following completion of an Acquisition Transaction.”

5.             Section 6.2(a) of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“Representations and Warranties. Each representation and warranty of Interwave contained in this Agreement shall have been true and correct as of October 16, 2004 and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date) except in each case, or in the aggregate, as would not reasonably be expected to constitute a Material Adverse Effect on Interwave (provided, however, that such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 2.3(a), 2.19 and 2.21, which representations and warranties shall be true and correct in all material respects as of the applicable date, and with respect to the representations and warranties contained in Section 2.7(c), shall be true and correct in all respects).  For purposes of determining the accuracy of such representations and warranties for purposes of determining whether this condition has been satisfied: (A) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases (other than specified Dollar thresholds) contained in such representations and warranties shall be disregarded; and (B) any update of or modification to the Interwave Disclosure Schedule made or purported to have been made after October 16, 2004 shall be disregarded.  Alvarion shall have received a certificate with respect to the foregoing signed on behalf of Interwave by the Chief Executive Officer and Chief Financial Officer of Interwave.”

Interwave has delivered to Alvarion, concurrently herewith, the Interwave Disclosure Schedule, updated as of October 16, 2004 (except for disclosures which address matters only as of a particular date, which shall be true and correct as of such particular date).

6.             Section 7.1(b) of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“by either Interwave or Alvarion, if the Amalgamation shall not have been consummated by December 31, 2004 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Amalgamation to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.”

7.             Section 8.3(d) of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“When used in connection with Alvarion, or Interwave, as the case may be, the term “Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect that, individually or when taken together with all other such changes, events, violations, inaccuracies, circumstances or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) any change in such entity’s stock price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (i)); (ii) any change, event, violation, inaccuracy, circumstance or effect that results from changes, events or circumstances affecting (A) any of the industries in which such entity operates generally, or (B) general economic conditions (which changes, events or circumstances in the case of (A) and (B) do not disproportionately affect such entity); (iii) any change, event, violation, inaccuracy, circumstance or effect resulting from public announcement or pendency of this Agreement and the Amalgamation, including any loss, diminution or disruption, whether actual or threatened, of existing or prospective customer, distributor or supplier relationships that results therefrom; (iv) any change, event, violation, inaccuracy, circumstance or effect resulting from acts of war or terrorism or any escalation thereof in and of itself (but excluding any changes or effect uniquely on or uniquely with respect to Interwave resulting from any such act pursuant to this clause (iv)); (v) any change, event, violation, inaccuracy, circumstance or effect that results from any action or inaction taken by Alvarion; (vi) the institution of litigation against Interwave or any of its officers or directors alleging breach of their fiduciary duties in connection with the entry into this Agreement or (vii) Interwave’s revenues, order intake, cash collection, financial condition or results of operations for the fiscal quarter ended September 30, 2004 and/or the fiscal quarter ended December 31, 2004 (the “Quarterly Results”) or the failure of the Quarterly Results to meet Interwave’s internal projections.”

8.             Section 6.1(d) and the second sentence of Section 6.1(b) of the Amalgamation Agreement shall be deleted and have no force and effect as conditions to each party’s obligation to consummate and effect the Amalgamation under Section 6.1.  The foregoing notwithstanding, each party shall make commercially reasonable efforts to satisfy the conditions in Section 6.1(b) and Section 6.1(d) prior to the Closing Date.

9.             Section 6.2(c) of the Amalgamation Agreement shall be amended and restated in its entirety to read as follows:

“Mr. Leichtle and at least two of the other persons listed in Schedule 6.2(c) shall have entered into new employment agreements and/or consulting agreements and non-competition agreements with the Amalgamated Company, in substantially the form set forth in Exhibit B or, in the case of such persons whose roles have been redefined, on such terms as may be agreed upon between the affected individual and Alvarion.”

10.           Schedule 6.2(d) shall be amended and restated in its entirety to read as follows:

“Schedule 6.2(d).Consents, waivers or approvals for The Qualcomm Agreements shall be obtained prior to the consummation of this Agreement.”

11.           (a) Within five business days following the date hereof, interWave shall dismiss without prejudice the complaint it had filed against Alvarion on October 4, 2004 in the United States District Court for the Southern District of New York entitled Interwave Communications International, Ltd. v. Alvarion Limited, Case No. 04 CV 7841, which complaint shall be dismissed with prejudice upon the consummation of the Amalgamation.

(b) Interwave hereby forever relieves, releases, and discharges Alvarion and any of its affiliated or related corporations and entities, and each of their respective present and former officers, directors, agents, employees, representatives, administrators, accountants, attorneys, investigators, insurers, partners, associates, successors, and assigns, in any and all capacities (including but not limited to the fiduciary, representative or individual capacity of any released person or entity), and any Person owned by or affiliated with any of the above, from any and all claims, damages, actions, and causes of action, of whatever kind or nature, including without limitation any statutory, civil, administrative or common law claim arising out of any act or omission known to Interwave on the date hereof; provided, however, that the release set forth in this Section 11(b) shall be deemed null and void in the event that Alvarion breaches the Amalgamation Agreement, as amended hereby.

(c) Alvarion hereby forever relieves, releases, and discharges Interwave and any of its affiliated or related corporations and entities, and each of their respective present and former officers, directors, agents, employees, representatives, administrators, accountants, attorneys, investigators, insurers, partners, associates, successors, and assigns, in any and all capacities (including but not limited to the fiduciary, representative or individual capacity of any released person or entity), and any Person owned by or affiliated with any of the above, from any and all claims, damages, actions, and causes of action, of whatever kind or nature, including without limitation any statutory, civil, administrative or common law claim arising out of any act or omission known to Alvarion on the date hereof; provided, however, that the release set forth in this Section 11(c) shall be deemed null and void in the event that Interwave breaches the Amalgamation Agreement, as amended hereby.

12.           Schedule 2.3(c) of the Interwave Disclosure Schedule lists (i) an option grant, dated 5/9/04, to Cal R. Hoagland to purchase 11,000 Interwave common shares at an exercise price of $3.34 per share under Interwave’s 2001 Supplemental Stock Plan and (ii) an option grant, dated 5/9/04, to Lars Lindell to purchase 5,000 Interwave common shares at an exercise price of $3.34 per share under Interwave’s 2001 Supplemental Stock Plan.  Schedule 2.3(c) of the Interwave Disclosure Schedule shall hereby be amended to indicate that each such stock option identified in the foregoing paragraph was granted under Interwave’s 1999 Option Plan.

13.           This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.           This Amendment, when executed by the parties hereto as of the date hereof, shall be binding upon each such party.

15.           This Amendment shall be governed by and construed in accordance with the laws of the State of New York without reference to such state’s principles of conflicts of law.

16.           To the extent not inconsistent with this Amendment and the First Amendment, the Amalgamation Agreement remains in full force and effect as originally executed and delivered.

Execution Copy – October 16, 2004

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their duly authorized officers as of the date first written above.

ALVARION LTD.

By:		/s/ ZVI SLONIMSKY
Name: Zvi Slonimsky
Title: Chief Executive Officer

By:		/s/ DAFNA GRUBER
Name: Dafna Gruber
Title: Chief Financial Officer

ALVARION MOBILE INC.

By:		/s/ ZVI SLONIMSKY
Name: Zvi Slonimsky
Title: Chief Executive Officer

By:		/s/ DAFNA GRUBER
Name: Dafna Gruber
Title: Chief Financial Officer

INTERWAVE COMMUNICATIONS INTERNATIONAL LTD.

By:		/s/ ERWIN LEICHTLE
Name: Erwin Leichtle
Title: President and Chief Executive Officer

By:		/s/ CAL R. HOAGLAND
Name: Cal R. Hoagland
	Title:	Senior Vice President and Chief
Financial Officer

[Signature Page to Amendment No. 2 of the Agreement and Plan of Amalgamation]